INVESTMENT LAW GROUP

OF

DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

November 25, 2014

John Reynolds, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:

Goldland Holdings Co.

Form 10-K for Year Ending December 31, 2013

Filed April 15, 2014

File No. 000-53505

Dear Mr. Reynolds:

I am writing as counsel to Goldland Holdings Co. (the “Company”) in response to your letter dated October 21, 2014 regarding a comments by the U.S. Securities and Exchange Commission on the above-referenced report, and in particular to amend the Company’s response to Comments No. 4 and 5, as set forth below:

4.

In future filings please provide a description of the specific exploration and sample work that you have performed on your property pursuant to paragraph (b)(4)(i) of Industry Guide 7. In your response provide a draft of your proposed disclosure.

The Company has not engaged in any specific exploration or sample work on the on the property, either through its employees or independent contractors, and has no intention of doing so.  As disclosed in its Form 10-K, the property is leased to Silver Falcon Mining, Inc., which is wholly responsible for these activities.  Silver Falcon Mining, Inc. has a lengthy section in its Form 10-K where it describes the exploration and sampling activities that has engaged in and has planned for the property. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation” in Silver Falcon’s Form 10-K for the year ended December 31, 2013.

5.

Please revise future filings to comment on any historical sample verification work that you have performed on your property. In your response provide a draft of your proposed disclosure.

The Company has not taken any steps to verify any historical sampling on the property, either through its employees or independent contractors, and has no intention of doing so.

Very truly yours,

INVESTMENT LAW GROUP OF DAVIS GILLETT MOTTERN & SIMS, LLC

/s/ Robert J. Mottern

Robert J. Mottern, Esq.

INVESTMENT LAW GROUP

OF

DAVIS GILLETT MOTTERN & SIMS, LLC

1230 Peachtree Street NE

Suite 2445

Atlanta, Georgia 30309

____________________

Telephone: (404) 607-6933  Facsimile: (678) 840-2126

I, Pierre Quilliam, hereby certify that I have read the foregoing letter dated November 25, 2014, by Robert J. Mottern, counsel for the Goldland Holdings Co. and I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in the letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Silver Falcon Mining, Inc.

/s/ Pierre Quilliam

Pierre Quilliam, Chief Executive Officer